Filed by Synovus Financial Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Companies:
Synovus Financial Corp.
Commission File No.: 001-10312
Pinnacle Financial Partners, Inc.
Commission File No.: 000-31225
Date: July 25, 2025

[The following key messaging points regarding the proposed transaction between Synovus Financial Corp. and Pinnacle Financial Partners, Inc. were made available on July 24, 2025.]

 This is an exciting and transformative event in the 137-year history of Synovus.  Overview  We are combining with Pinnacle Financial Partners to create a leading mid-sized  ﬁnancial institution.  With $115B in assets, the combined company will become a Southeast growth champion – the 5th largest Southeast-based bank (and 15th largest bank in the U.S.), with signiﬁcant presence in Tennessee, Georgia, Alabama, Florida, North and South Carolina, and leadership in two of the nation’s most attractive markets – Nashville and Atlanta.  Kevin Blair will be the Chief Executive Officer of the new company, with Pinnacle’s current CEO, Terry Turner, named as non-Executive Chairman. Jamie Gregory will serve as Chief Financial Officer of the new company. Rob McCabe, current Chairman of Pinnacle, will serve as a Vice Chairman and Chief Banking Officer of the new company.  The merged company will go to market as Pinnacle Financial Partners and will trade on the New York Stock Exchange under the PFNP symbol. The current Synovus brand will be phased out as we progress beyond the close of the transaction.  The holding company headquarters for the combined Pinnacle will be in Atlanta, with bank leadership in Nashville and a meaningful, sustained commitment to our people and community in Columbus, including through philanthropic giving.  Key Messages (Primary Beneﬁts)  Two great Southeast banks are coming together in a true merger.  The new entity creates a distinctive combination of Pinnacle and Synovus’s  accelerated growth and expansion stories.  As a large regional bank with $115B in assets and almost 400 locations, we will  be an even stronger partner-of-choice for current and future clients, further increase our standing as an employer-of-choice for top talent, and deliver greater value to our shareholders.  Both organizations are ready to go to the next level, with highly experienced management teams bringing large-scale integration and large bank experience to the table and a deep commitment to building meaningful relationships with clients.  Both companies drive consistently strong ﬁnancial performance, recently reporting strong quarterly earnings that beat market expectations.  Pinnacle and Synovus are a perfect partner ﬁt.  Both cultures are exceptionally strong, put people ﬁrst, and share common  values around trusted relationships, unwavering commitment to service, and leadership in the communities we serve.  Both teams are well recognized nationally across the banking industry and  within local markets around trusted relationships, unwavering commitment to service, team engagement and leadership in the communities we serve.  Both organizations share a core focus on relationship banking. Pinnacle and Synovus receive leading scores in trust, customer satisfaction, and ease of doing business.  There is a long-standing, mutual commitment to community engagement through employee volunteerism and ﬁnancial contributions to nonproﬁts, and a shared focus on inclusion and belonging through leadership diversity and team member empowerment.  Together, we create even greater opportunities to win with our clients.  Our footprints and specialized business lines are complementary. Limited  geographic overlap allows our two talented front line banking teams to continue connecting with clients and delivering unmatched levels of service and advice.  An expanded suite of sophisticated products and capabilities will enhance our ability to capitalize on future growth trends and pursue greater client  growth.  We can accelerate innovation and increase investments based on a larger  combined capital platform, further advancing client and team member experiences.  Now is the right time to pursue this opportunity and create early-mover momentum.  Large banks are eyeing expansion in the Southeast, while peers are identifying their own growth strategies. It is in our best interest to act fast and chart our own course.

 The next few years will determine which banks will win in our highly competitive industry, particularly in the Southeast and Mid-Atlantic states. This merger will help us continue to recruiting top talent and ensure that our teams and our clients come out on top.  High-level Overview  Synovus is merging with Pinnacle to create a leading mid-sized ﬁnancial institution. This merger will form the 5th largest Southeast-based bank (and 15th largest in the U.S.), combining Pinnacle and Synovus’s dynamic growth and expansion stories.  With $115B in assets and almost 400 locations, we'll be an even stronger partner for clients and a greater employer of choice for top talent. Under Kevin Blair’s leadership as CEO, we will move forward as Pinnacle – a bank aligned around our shared focus on trusted relationships and unwavering commitments to clients and communities. Together, we’ll achieve new heights of growth and shared success.  For team members, this merger means building a larger, more dynamic organization that offers enhanced career opportunities, access to a broader range of resources, and a deeper commitment to building meaningful relationships with clients.  For clients, the merger brings a stronger partner with a larger suite of sophisticated products and capabilities, exceptional service and advice, and a persistent focus on growing and winning together.  Notable Merger Details  Key Financials (all numbers are approximate estimates)  ~$8B deal value represents one of the largest recent mergers in the banking industry.  The combined pro forma company will have almost 400 locations and $115B in total assets, $95B in deposits and $79B in loans, with a total market capitalization of ~$15B. We will jump into the top ﬁve in percentage of Southeast deposit share among all banks.  The merger will generate signiﬁcant shareholder value, with an estimated 21% earnings per share (EPS) accretion (estimated by 2027) and an earnback period of less than three years. Additional favorable deal metrics include a strong ~9.5% pro forma CET1(at close), a top-quartile 47% pro forma efficiency ratio (estimated by 2026), and an estimated 9% of combined interest cost savings through synergies.

 Structure Upon Close (information available as of announcement)  We will form a new holding company under the Pinnacle name, with Kevin Blair as Chief Executive Officer and Terry Turner as non-executive Chairman. Jamie Gregory will be Chief Financial Officer and Rob McCabe will be Chief Banking Officer and Vice Chairman of the board.  Atlanta will be the new headquarters location for the holding company, chosen in part due to outsized growth opportunities as the country’s 5th largest MSA, its widely recognized business friendly environment, and highly skilled and diverse talent pool. We will maintain presences in and commitments to our legacy headquarters communities, with banking operations headquartered in Nashville and a meaningful, sustained commitment to the people and community of Columbus.  The new board of directors, with Terry Turner as non-executive Chairman, will have eight (8) directors appointed by legacy Pinnacle and seven (7) directors appointed by legacy Synovus.  One Pinnacle-appointed director will retire after one year, with a second Pinnacle- appointed director retiring after two years. Terry Turner’s tenure as non-executive Chairman is set for two years, afterwards continuing in a consulting capacity for two years.  Geographic Footprint  We will have a stronger presence across a broader footprint stretching from Florida up to Maryland. Each state in our expanded nine-state footprint is growing at accelerated rates, leading to greater opportunity.  While Synovus has an established and leading presence in Georgia, Florida and Alabama, Pinnacle has experienced rapid growth in Tennessee and the Carolinas, with expansion into Virginia and the DC metro area.  We will have leading positions in Nashville and Atlanta – two of the most attractive Southeastern metropolitan areas – and we will create enhanced opportunities to continue expansion in Florida, the Carolinas, Virginia and elsewhere.  Go-to-Market Approach

 We are closely aligned in our existing go-to-market strategies, with distinct but synergistic suites of product lines and services.  We will adopt Pinnacle’s proven operating model that empowers local leadership and provides businesses access to specialty expertise in their market. The following individuals will serve under Rob McCabe as regional leadership:  Georgia: Charlie Clark, President of the Community Bank at Synovus  Tennessee and Kentucky: Bryan Bean, Senior Lending Officer at Pinnacle  Alabama: Chris Abele, Executive Director, Middle Market Banking at Synovus  Carolinas and Virginia: Rick Callicutt, Chairman of the Carolinas and Virginia  at Pinnacle  North and Central Florida: Scott Keith, Regional President at Pinnacle  South Florida: Mike Walker, Executive Director, Middle Market Banking at  Synovus.  In addition, our aligned credit cultures, strong risk management philosophies and a robust compliance framework will ensure long-term, sustainable returns.  The combined company will leverage the existing Synovus technology stack for client and team member experience with limited exceptions. Migration will commence upon close of the transaction.  We are committed to ensuring a seamless client experience and limiting  disruption to client relationships through this change.  Branding & Culture  We will move forward as Pinnacle and sunset the Synovus brand.  The 25-year-old Pinnacle brand is very highly regarded in the banking industry and among our expanded client pool. Pinnacle achieved an industry-leading Net Promoter Score (NPS of 83 in 2025, highest in the region) and earned 30 Crisil Coalition Greenwich Best Bank Awards for small business and middle market banking, more than any other bank in the nation.  While Synovus also enjoys very high industry rankings, awards and reputation scores and we have worked hard over the past seven years to drive visibility of the Synovus brand since sunsetting our community bank brands in 2018, our brand awareness remains relatively low, including in our top growth markets like Atlanta.

 Our corporate cultures are closely aligned with an emphasis on putting people ﬁrst, building trusted relationships and unwavering support for local communities. We will bring the best elements of these two exceptionally strong organizations as we build a new, shared culture to drive us forward.  The name and brand change will not take place overnight – we will remain doing business as separate and independent companies until the transaction closes. A timeline and process for the full brand conversion – including signage, product names, websites, cards, etc. – is in development.  We recognize the signiﬁcant impact of these changes as we know the great personal affinity and professional pride our team members have in the Synovus brand and culture. This decision will best enable us to serve the clients, colleagues and communities of the new organization, and best position us for long-term strategic growth.  Next Steps  This announcement is the ﬁrst step in a process that will transpire over the next several months, with an estimated closing timeframe of Q1 2026. A high-level view of key milestones in this transformation process can be found [HERE].  The merger is subject to customary closing conditions, including approvals by both Synovus and Pinnacle shareholders and approval from federal and state regulators.  Through this period between announcement and close, our teams must continue to operate as separate and distinct entities. For Synovus, that means that our teams will continue to focus on delivering exceptional client service, growing and deepening our relationship, and enabling our colleagues, clients and communities to reach their full potential. A more comprehensive overview of team member expectations during this intermediary period can be found [HERE].  One of our ﬁrst activities will be to stand up a transformation team to lead integration planning efforts for both entities from now to close, and beyond. This team will run point on developing and delivering our integration plan and creating as seamless a transition as possible. More information on that team will be shared soon.

 Subsequent announcements will be shared in a timely manner. We anticipate making additional organizational and leadership announcements within the next 30 days.  We fully understand the challenges associated with signiﬁcant change and uncertainty. As always, we commit to honest and transparent communications wherever possible and sharing updates with our stakeholders in a timely manner. Our Transformaion page on One Synovus will be a one-stop-shop for all news and information, including material updates and resources to support team members in navigating change and communicating with our clients, vendors, community partners and other key stakeholders.  Forward-Looking Statements  This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements include, but are not limited to, statements about the beneﬁts of the proposed transaction between Synovus Financial  Corp. (“Synovus”) and Pinnacle Financial Partners, Inc. (“Pinnacle”), including future ﬁnancial and operating results (including the anticipated impact of the proposed transaction on Synovus’s and Pinnacle’s respective earnings and tangible book value), statements related to the expected timing of the completion of the proposed transaction, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. You can identify these forward-looking statements through the use of words such as “believes,” “anticipates,” “expects,” “may,” “will,” “assumes,” “should,” “predicts,” “could,” “would,” “intends,” “targets,” “estimates,” “projects,” “plans,” “potential” and other similar words and expressions of the future or otherwise regarding the outlook for Synovus’s, Pinnacle’s or combined company’s future businesses and ﬁnancial performance and/or the performance of the banking industry and economy in general.  Prospective investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve known and unknown risks and uncertainties which may cause the actual results, performance or achievements of Synovus, Pinnacle or the combined company to be materially different from the future results, performance or achievements expressed or implied by such forward-looking statements. Forward-looking statements are based on the information known to, and current beliefs and expectations of, Synovus or Pinnacle and are subject to signiﬁcant risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements. A number of factors could cause actual results to differ materially from those contemplated by the forward-looking statements in this communication. Many of these factors are beyond Synovus’s, Pinnacle’s or the combined company’s ability to control or  predict. These factors include, among others, (1) the risk that the cost savings and synergies from the proposed transaction may not be fully realized or may take longer than anticipated to be realized, (2) disruption to Synovus’s business and to Pinnacle’s business as a result of the announcement and pendency of the proposed transaction, (3) the risk that the integration of Pinnacle’s and Synovus’s respective businesses and operations will be materially delayed or will be more costly or difficult than expected, including as a result of unexpected factors or events, (4) the failure to obtain the necessary approvals by the shareholders of Synovus or Pinnacle, (5) the amount of the costs, fees, expenses and charges related to the transaction, (6) the ability by each of Synovus and Pinnacle to obtain required governmental approvals of the proposed transaction on the timeline expected, or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected beneﬁts of the proposed transaction, (7) reputational risk and the reaction of each company’s customers, suppliers, employees or other business partners to the proposed, (8) the failure of the closing conditions in the merger agreement to be satisﬁed, or any unexpected delay in closing the proposed transaction or the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (9) the dilution caused by the issuance of shares of the combined company’s common stock in the transaction, (10) the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, (11) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed transaction, (12) the possibility the combined company is subject to additional regulatory requirements as a result of the proposed transaction or expansion of the combined company’s business operations following the proposed transaction, (13) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Synovus, Pinnacle or the combined company and (14) general competitive, economic, political and market conditions and other factors that may affect future results of Synovus and Pinnacle including changes in asset quality and credit risk; the inability to sustain revenue and earnings growth; changes in interest rates and capital markets; inﬂation; customer borrowing, repayment, investment and deposit practices; the impact, extent and timing of technological changes; and capital management activities. Additional factors which could affect future results of Synovus and Pinnacle can be found in Synovus’s or Pinnacle’s ﬁlings with the Securities and Exchange Commission (the “SEC”), including in Synovus’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and Synovus’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, under the captions “Forward-Looking Statements” and “Risk Factors,” and in Pinnacle’s Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Undue reliance should not be placed on any forward-looking statements, which are based on current expectations and speak only as of the date that they are made. Synovus and Pinnacle do not assume any obligation to update any forward-looking statements as a result of new information, future developments or otherwise, except as otherwise may be required by law.  Important Information About the Merger and Where to Find It  Steel Newco Inc. (“Newco”) intends to ﬁle a registration statement on Form S-4 with the SEC to register the shares of Newco common stock that will be issued to Pinnacle shareholders and Synovus shareholders in connection with the proposed transaction. The registration statement will include a joint proxy statement of Synovus and Pinnacle that also constitutes a prospectus of Newco. The deﬁnitive joint proxy statement/prospectus will be sent to the shareholders of each of Synovus and Pinnacle in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED  MATTERS. Investors and security holders may obtain free copies of these documents and  other documents ﬁled with the SEC by Synovus, Pinnacle or Newco through the website maintained by the SEC at http://www.sec.gov or by contacting the investor relations  department of Synovus or Pinnacle at:  Synovus Financial Corp.  Pinnacle Financial Partners, Inc.  33 West 14th Street  21 Platform Way South  Columbus, GA 31901  Nashville, TN 37203  Attention: Investor Relations  Attention: Investor Relations  InvestorRelations@Synovus.com  InvestorRelations@Pinnacle.com  (706) 641-6500  (615) 743-8219  Before making any voting or investment decision, investors and security holders of Synovus and Pinnacle are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed transaction. Free copies of these documents may be obtained as described above.  Participants in Solicitation  Synovus and Pinnacle and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Synovus’s shareholders and Pinnacle’s shareholders in respect of the proposed transaction under the rules of the SEC. Information regarding Synovus’s directors and executive officers is available in Synovus’s proxy statement for its 2025 annual meeting of shareholders, ﬁled with the SEC on March 12, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000057/syn  -20250312.htm) (the “Synovus 2025 Proxy”), under the headings “Corporate Governance and Board Matters,” “Director Compensation,” “Proposal 1 Election of Directors,” “Executive Officers,” “Stock Ownership of Directors and Named Executive Officers,” “Executive Compensation,” “Compensation and Human Capital Committee Report,” “Summary Compensation Table,” and “Certain Relationships and Related Transactions,” and in Synovus’s Annual Report on Form 10-K for the year ended December 31, 2024, ﬁled with the SEC on February 21, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000018349/000001834925000049/syn  -20241231.htm), and in other documents subsequently ﬁled by Synovus with the SEC,  which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Synovus’s securities by Synovus’s directors or executive officers from the amounts described in the Synovus 2025 Proxy have been or will be reﬂected on Initial Statements of Beneﬁcial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 ﬁled with the SEC subsequent to the ﬁling date of the Synovus 2025 Proxy and are available at the SEC’s website at  www.sec.gov. Information regarding Pinnacle’s directors and executive officers is available in Pinnacle’s proxy statement for its 2025 annual meeting of shareholders, ﬁled with the  SEC on March 3, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000063/pnfp- 20250303.htm) (the “Pinnacle 2025 Proxy”), under the headings “EnvPinnaclemental, Social and Corporate Governance,” “Proposal 1 Election of Directors,” “Information About Our Executive Officers,” “Executive Compensation,” “Security Ownership of Certain Beneﬁcial Owners and Management,” and “Certain Relationships and Related Transactions,” and in Pinnacle’s Annual Report on Form 10-K for the year ended December 31, 2024, ﬁled with the SEC on February 25, 2025 (and available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1115055/000111505525000042/pnfp- 20241231.htm), and in other documents subsequently ﬁled by Pinnacle with the SEC, which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Any changes in the holdings of Pinnacle’s securities by Pinnacle’s directors or executive officers from the amounts described in the Pinnacle 2025 Proxy have been or will be reﬂected on Initial Statements of Beneﬁcial Ownership of Securities on Form 3 or on Statements of Change in Ownership on Form 4 ﬁled with the SEC subsequent to the ﬁling date of the Pinnacle 2025 Proxy and are available at the SEC’s website at  www.sec.gov. Additional information regarding the interests of such participants will be included in the joint proxy statement/prospectus and other relevant materials to be ﬁled  with the SEC.  No Offer or Solicitation

 This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualiﬁcation under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.